

Mail Stop 3561

August 1, 2016

Alkiviades David
Chief Executive Officer
FOTV Media Networks Inc.
338 N. Canon Drive, 3rd Floor
Beverly Hills, CA 90210

> **Re: FOTV Media Networks Inc.**
> **Registration Statement on Form S-1**
> **Filed July 5, 2016**
> **File No. 333-212396**

Dear Mr. David:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure that trading of your common stock on the Nasdaq Capital Market is expected to begin within five days after the initial issuance of the common stock. Please advise as to why trading in the newly issued shares may not begin until up to five days after the date of initial issuance of the common stock.

2. It appears that you have determined that the offering price will be $8.00 per share. Please fill in the table on the prospectus cover page regarding the proceeds of the offering to you.

3. We note that you have granted the underwriters an over-subscription allowance of up to 562,500 shares of common stock, representing an additional 15% of the maximum offering amount. The features of the over-subscription allowance appear to be similar to what is commonly known as an overallotment option or "Green Shoe" that is utilized in firm commitment underwritten offerings. As this is a best efforts offering, please tell us in detail how you expect the over-subscription allowance to work. Tell us how your over-subscription allowance may or may not differ from an overallotment option found in a firm commitment offering.

4. We note that the FINRA membership of one of your underwriters, Bonwick Capital Partners, LLC, was suspended on July 13, 2016 due to Bonwick's failure to file its 2015 annual audit report. Please tell us the current extent of Bonwick's involvement in your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Spencer G. Feldman, Esq.